Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated May 9, 2016 and the Prospectus dated June 4, 2015

Registration No. 333-203444

Pricing Term Sheet

May 9, 2016

3.750% Senior Notes due May 15, 2046

Issuer:	W.W. Grainger, Inc.
Principal Amount:	$400,000,000
Ratings (Moody’s / S&P):*	A2 (stable) / AA- (stable)
Maturity Date:	May 15, 2046
Coupon (Interest Rate):	3.750% per annum
Price to Public:	99.322% of Principal Amount
Yield to Maturity:	3.788%
Benchmark Treasury:	3.000% due November 15, 2045
Spread to Benchmark Treasury:	117 bps
Benchmark Treasury Price / Yield:	107-26 / 2.618%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2016
Make-whole Call:	Callable at any time prior to November 15, 2045 at the greater of par and the make-whole redemption price (Treasury plus 20 basis points)
Par Call:	On or after November 15, 2045
Trade Date:	May 9, 2016
Settlement Date:	May 16, 2016 (T+5)
CUSIP / ISIN:	384802AC8 / US384802AC87
Joint Book-Running Managers:	Morgan Stanley & Co. LLC HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Barclays Capital Inc.
Co-Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Pro Forma Ratio of Earnings to Fixed Charges:

As adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from this offering as described in “Use of Proceeds” in the prospectus supplement, and assuming the offering had been completed on (i) January 1, 2016, the ratio of earnings to fixed charges would have been 13.1x for the three months ended March 31, 2016 and (ii) January 1, 2015, the ratio of earnings to fixed charges would have been 16.8x for the year ended December 31, 2015. The pro forma ratio of earnings to fixed charges does not necessarily represent what the actual ratio of earnings to fixed charges would have been had those transactions occurred on the date assumed.

*Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, HSBC Securities (USA) Inc. toll-free at (866) 811-8049 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.